

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Gary Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re: Tutor Perini Corporation**
> **Form 10-K for the year ended December 31, 2020**
> **Response dated April 20, 2021**
> **File No. 001-06314**

Dear Mr. Smalley:

We have reviewed your April 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

Form 10-K for the year ended December 31, 2020

Note 7. Financial Commitments, page F-27

1. We note your response to comment 1. In future filings, please ensure your disclosures clearly disclose any gains or losses that may have resulted from the extinguishment, including where the gains or losses are presented in your financial statements.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction